UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	SCHEDULE 13D
	(Amendment No. 9)

	Under the Securities Exchange Act of 1934


	EATERIES, INC.
	(Name of Issuer)

	Common Stock, $.002 par value)
	(Title of Class of Securities)

	277 851 101
	(CUSIP Number)

	Melissa Dehn
	2715 Lone Tree Way
	Antioch, CA  94509
	(925) 778-2390
	 (Name, Address and Telephone Number of Person
	Authorized to Receive Notices and Communications)

	February 18, 1999
	(Date of Event which Requires
	Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 277 851 101         SCHEDULE 13D          Page 2 of 4


 1   Name of Reporting Person
     IRS Identification No. of Above Person

     ASTORIA CAPITAL PARTNERS, L. P.
     94-3160631

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]


 3   SEC USE ONLY



 4   Source of Funds                                        WC

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)            [ ]


 6   Citizenship or Place of Organization
     United States


     NUMBER OF         7   Sole Voting Power           -0-
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      -0-
     PERSON
     WITH             10   Shared Dispositive Power    -0-


11   Aggregate Amount Beneficially Owned by Each Reporting
Person
     -0-

12   Check Box if the Aggregate Amount in Row 11 Excludes
Certain Shares
                                                    [ ]


13   Percent of Class Represented by Amount in Row 11
     0%


14   Type of Reporting Person
     PN





CUSIP No. 277 851 101         SCHEDULE 13D          Page 3 of 4


Item 1.   Security and Issuer

This Schedule 13D ("Schedule") relates to shares of common stock, $0.002 par value (the "Common Stock"), of Eateries, Inc.
(the "Issuer"). The principal executive office of the Issuer is 3240 W. Britton Rd., Ste. 202, Oklahoma City, OK 73120.

Item 2.   Identity and Background

This Schedule is filed on behalf of Astoria Capital Partners, L.P., whose principal business office address is 6600 SW 92nd
Avenue, Suite 370, Portland, OR 97223.

Astoria Capital Partners, L.P. is an investment limited partnership, whose general partners are Richard W. Koe and Astoria Capital Management, Inc. Astoria Capital Management, Inc. is an investment advisor registered as such with the SEC and in various states. Astoria Capital Management, Inc.'s president and sole shareholder is Richard W. Koe. The business address of Astoria Capital Management, Inc. and Richard W. Koe is 6600 SW 92nd Avenue, Suite 370, Portland, OR 97223.

None of Astoria Capital Partners, L.P., Astoria Capital
Management, Inc. or Richard W. Koe have, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of Astoria Capital Partners, L.P., Astoria Capital Management, Inc. or Richard W. Koe have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Astoria Capital Partners, L.P. is a California limited partnership, Astoria Capital Management, Inc. is a California corporation and Richard W. Koe is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.   Purpose of Transaction.

The purchases of Common Stock were made solely for investment purposes. Depending upon market conditions and other factors, Astoria Capital Partners, L.P. may acquire additional securities of the Issuer.


CUSIP No. 277 851 101         SCHEDULE 13D          Page 4 of 4


Item 5.   Interest in Securities of the Issuer

(a),(b) Reference is made hereby to Items 7-11 and 13 of page two (2) of this Schedule, which Items are incorporated by reference herein.

(c) Astoria Capital Partners, L.P. effected the following transactions in the last sixty (60) days:

In a transaction directly between Astoria Capital Partners, L.P.
and Eateries, Inc., Astoria Capital Partners, L.P. sold 624,700 to the company on February 18, 1999 at a price of $5.125 per share.

(d),(e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

     None.

Item 7.   Material to be Filed as Exhibits

     None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

			DATED:  February 18, 1999

			ASTORIA CAPITAL PARTNERS, L.P.


			/s/ Richard W. Koe
			_______________________________
			By: Richard W. Koe
			Its: General Partner